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                                [UPC Letterhead]


                                                               Exhibit (a)(7)

IMMEDIATE RELEASE

                  UPC FILES EXTENSION OF @ ENTERTAINMENT TENDER
                                 OFFER WITH SEC

         AMSTERDAM, THE NETHERLANDS 7TH JULY: United Pan-Europe Communications, N.V. and Bison Acquisition Corp. (a wholly-owned subsidiary) today announced that they have extended the period for their tender offer for shares of @ Entertainment, Inc. (NASDAQ: ATEN) to 12:00 midnight, New York City time, on Thursday, August 5, 1999. The offer had previously been scheduled to expire at 12:00 midnight, New York City time, on Tuesday, July 6, 1999.

         The extension has been made as contemplated by the terms of the Agreement and Plan of Merger by and among United Pan-Europe Communications N.V.
(UPC), Bison Acquisition Corp. and @ Entertainment, Inc. (@ Entertainment), in order to allow UPC to finalize its financing within the timeframe originally contemplated by the parties.

         Further, UPC announced the early termination of the fifteen-day waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, applicable to the purchase of shares pursuant to the offer, on Friday, July 2, 1999. The waiting period was due to expire on Wednesday, July 7, 1999.

         UPC also announced that, on Tuesday, June 29, 1999, the Polish Competition and Consumer Protection Office issued a statement expressing its lack of objection to Bison Acquisition Corp.'s intended acquisition of @ Entertainment. The parties have also determined that no filing will be required with the Commission of the European Community with respect to the acquisition by UPC of @ Entertainment.

         At the close of trading in New York on Tuesday, July 6, 1999, 31,476,904 shares of common stock of @ Entertainment had been validly tendered in connection with the offer comprising approximately 94.2% (or approximately 67.6% on a fully diluted basis) of the common stock of @ Entertainment.

         As set forth in UPC's offer to purchase in respect of its tender offer, holders of common stock, warrants, and options of @ Entertainment representing 48.4% of the issued and outstanding common stock and 51% of the common stock on a fully diluted basis have entered into agreements to tender all of their common stock in @ Entertainment.

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         Headquartered in Amsterdam, UPC owns and operates the largest pan-European group of broadband communication networks. UPC provides cable television, telephony, high speed Internet access and programming services in ten countries across Europe and Israel. As of 30th June 1999, UPC's systems passed approximately 7.7 million homes with 5.1 million basic cable subscribers, of which approximately 500,000 take an expanded tier service. In addition, UPC had 118,000 telephone access lines and 20,500 carrier select customers, as well as 42,000 broadband Internet access subscribers. UPC completed an IPO in February 1999 and its shares are traded on the Amsterdam Stock Exchange ("UPC") (NASDAQ: "UCOMA"). Microsoft has an interest of approximately 7.8% in UPC.

FOR FURTHER INFORMATION:

UNITED PAN-EUROPE COMMUNICATIONS N.V.

Steve Butler, Managing Director of Capital Markets/Treasurer/Investor Relations 31 20 778 9860
email: sbutler@upc.nl

Henrietta Hirst, Director of Group Corporate Communications
44 171 518 7980
email: hhirst@upc.nl

THE INFORMATION AGENT FOR THE TENDER OFFER IS:

Mackenzie Partners, Inc.
1-(800) 322-2885 or (212) 929-5500

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